Exhibit 99.21

News Release

THERATECHNOLOGIES AND EMD SERONO AGREE ON EARLY

AND FINAL PAYMENT OF REMAINING OBLIGATIONS RELATED TO EGRIFTA®

Montreal, Canada – May 30, 2018 – Theratechnologies Inc. (TSX: TH) is pleased to announce an agreement with EMD Serono, Inc. (EMD Serono) to immediately pay all outstanding obligations related to the repurchase of the commercial rights to EGRIFTA® (tesamorelin for injection) at a renegotiated price.

“Regaining commercialization rights to our first product, EGRIFTA®, has enabled Theratechnologies to become a fast-growing specialty pharmaceutical company. The transaction structure of our initial EGRIFTA® termination agreement signed with EMD Serono in 2013 had ongoing payment terms that impacted our operating profitability, but were reflective of our financial capabilities at that time,” said Luc Tanguay, President and CEO, Theratechnologies Inc.

Contractual obligations remaining under our prior agreement with EMD Serono totalled US$28.2 million, which was comprised of a US$4.0 million payment due May 2019, and US$24.2 million in royalties, payable over the next four or five years.

The amended agreement allows Theratechnologies to make one lump sum payment of US$23.85 million. This one-time payment will be financed through the proceeds of an underwritten US$50.0 million convertible unsecured senior notes (Notes) offering announced earlier today.

“The amended agreement signed with EMD Serono today enables Theratechnologies to realize savings from a reduction of future payment obligations, but also eliminates a royalty payment that was previously impacting the company’s gross profit margins. As a result, this transaction is expected to be accretive to the company’s EBITDA by over US$4.5 million per year for the next four or five years,” said Luc Tanguay, President and CEO, Theratechnologies Inc.

Furthermore, as part of the amended agreement, EMD Serono will cancel all liens, hypothec and security interest over Theratechnologies’ assets. Closing of this transaction is subject to the closing of the Notes offering and other customary conditions, and is scheduled to occur on or about June 20, 2018.

About Theratechnologies

Theratechnologies (TSX: TH) is a specialty pharmaceutical company addressing unmet medical needs to promote healthy ageing and an improved quality of life among HIV patients. Further information about Theratechnologies is available on the Company’s website at www.theratech.com and on SEDAR at www.sedar.com.

Forward-Looking Information

This press release contains forward-looking statements and forward-looking information, or, collectively, forward-looking statements, within the meaning of applicable securities laws, that are based on our management’s belief and assumptions and on information currently available to our management. You can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate” or the negatives of these terms, or variations of them. The forward-looking statements contained in this press release include, but are not limited to, the repayment to EMD Serono of the amount of US$23.85 million, the completion of the Notes offering, the consequences of such repayment on the financial results of the Company and the timing of the repayment.

Forward-looking statements are based upon a number of assumptions and are subject to a number of risks and uncertainties, many of which are beyond Theratechnologies’ control that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These assumptions include but are not limited to, the following: the Company will proceed with the Notes offering, the net proceeds of the Notes offering will be sufficient to repay EMD Serono US$23.85 million, no event will delay the closing date of the Notes offering and the financial results of the Company will be positively impacted by the repayment of such amount to EMD Serono.

These risks and uncertainties include, but are not limited to, the risk that the Notes offering does not close or is delayed, the risk that the net proceeds to the Company is not large enough to pay-off EMD Serono, the risk that changes in laws or a recall by the FDA of EGRIFTA® prevent the Company from repaying EMD Serono and the risk that revenues from the sale of the Company’s products decrease resulting in a negative effect on its financial results.

We refer potential investors to the “Risk Factors” section of our Annual Information Form dated February 6, 2018 available on SEDAR at www.sedar.com for additional risks and uncertainties about Theratechnologies and its business. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this press release and represent our expectations as of that date. We undertake no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

Media inquiries:

Denis Boucher

Vice President, Communications and Corporate Affairs

Email: dboucher@theratech.com

Tel.: (514) 336-7800

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